[Letterhead of Babcock & Brown Air Limited]
June 23, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Re:	Babcock & Brown Air Limited Registration Statement on Form F-3 (Registration No. 333-166666)
Ladies and Gentlemen:
          We refer to the Registration Statement on Form F-3 (Registration No. 333-166666) (the “Registration Statement”), of Babcock & Brown Air Limited (the “Company”), that has been filed with the Securities and Exchange Commission (the “Commission”).
          We hereby request the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 pm on Friday, June 25, 2010 or as soon as reasonably practicable thereafter.
          The Company acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call Boris Dolgonos at (212) 310-8316 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement.

Very truly yours, Babcock & Brown Air Limited
By:	/s/ Gary Dales
Gary Dales
Chief Financial Officer